UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Parsley Energy, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

701877 102

(CUSIP Number)

May 29, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 701877 102

1	Name of Reporting Person: Diamond K Interests, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,423,165

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,423,165

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,423,165

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.8%(1)

12	Type of Reporting Person PN

(1)           Based on 93,924,857 shares of common stock issued and outstanding as of December 31, 2014.

CUSIP No. 701877 102

1	Name of Reporting Person: DKI GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,423,165

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,423,165

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,423,165

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.8%(1)

12	Type of Reporting Person OO

(1)           Based on 93,924,857 shares of common stock issued and outstanding as of December 31, 2014.

CUSIP No. 701877 102

1	Name of Reporting Person: Curtis Kayem

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,423,165

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,423,165

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,423,165

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.8%(1)

12	Type of Reporting Person IN

(1)           Based on 93,924,857 shares of common stock issued and outstanding as of December 31, 2014.

CUSIP NO.  701877 102

Item 1(a).	Name of Issuer: Parsley Energy, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 221 W. 6th Street, Suite 750 Austin, Texas 78701

Item 2(a).

Names of Persons Filing:

This Schedule 13G is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

(i)                                     Diamond K Interests, L.P.

(ii)                                  DKI GP, L.L.C.

(iii)                               Curtis Kayem

Item 2(b).

Address or Principal Business Office or, if none, Residence:

(i)                                     Diamond K Interests, L.P.

10000 Memorial Dr., Suite 600

Houston, Texas 77024

(ii)                                  DKI GP, L.L.C.

10000 Memorial Dr., Suite 600

Houston, Texas 77024

(iii)                               Curtis Kayem

10000 Memorial Dr., Suite 600

Houston, Texas 77024

Item 2(c).	Citizenship: (i) Diamond K Interests, L.P.: Texas (ii) DKI GP, L.L.C.: Texas (iii) Curtis Kayem: United States of America
Item 2(d).	Title of Class of Securities: Class A Common stock, par value $0.01 per share
Item 2(e).	CUSIP Number: 701877 102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:

DKI GP, L.L.C. is the general partner of Diamond K Interest, L.P. DKI GP, L.L.C. is owned by Curtis Kayem. Mr. Kayem, in his capacity as the manager of the sole general partner of Diamond K Interests, L.P., may be deemed to have sole voting and dispositive power over the reported shares.

1. Diamond K Interests, L.P.
	a.	Amount beneficially owned: 5,423,165
	b.	Percent of class: 5.8%
	c.	Number of shares as to which the person has:
		i.	Sole power to vote or to direct the vote: 0
		ii.	Shared power to vote or to direct the vote: 5,423,165
		iii.	Sole power to dispose or to direct the disposition of: 0
		iv.	Shared power to dispose or to direct the disposition of: 5,423,165
2. DKI GP, L.L.C.
	a.	Amount beneficially owned: 5,423,165
	b.	Percent of class: 5.8%
	c.	Number of shares as to which the person has:
		i.	Sole power to vote or to direct the vote: 0
		ii.	Shared power to vote or to direct the vote: 5,423,165
		iii.	Sole power to dispose or to direct the disposition of: 0
		iv.	Shared power to dispose or to direct the disposition of: 5,423,165
3. Curtis Kayem
	a.	Amount beneficially owned: 5,423,165
	b.	Percent of class: 5.8%
	c.	Number of shares as to which the person has:
		i.	Sole power to vote or to direct the vote: 0
		ii.	Shared power to vote or to direct the vote: 5,423,165
		iii.	Sole power to dispose or to direct the disposition of: 0
		iv.	Shared power to dispose or to direct the disposition of: 5,423,165

Item 5.	Ownership of Five Percent or Less of a Class:

On February 11, 2015, the Issuer closed a private placement of 14,885,797 shares of the Issuer’s Class A common stock, par value $0.01 per share (the “Private Placement”).  As a result of the Private Placement, Diamond K Interests, L.P., DKI GP, L.L.C. and Curtis Kayem are no longer beneficial owners of more than five percent of any equity security of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

DIAMOND K INTERESTS, L.P.

	By:	DKI GP, L.L.C.
Its general partner

	By:	/s/ Curtis Kayem
	Name:	Curtis Kayem
	Title:	Manager/Member

DKI GP, L.L.C.

	By:	/s/ Curtis Kayem
	Name:	Curtis Kayem
	Title:	Manager/Member

	By:	/s/ Curtis Kayem
	Name:	Curtis Kayem

Signature Page to Schedule 13G

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, as amended, each of the undersigned hereby consent to the joint filing on its behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of the shares of common stock of Parsley Energy, Inc. The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: February 17, 2015

DIAMOND K INTERESTS, L.P.

	By:	DKI GP, L.L.C.
Its general partner

	By:	/s/ Curtis Kayem
	Name:	Curtis Kayem
	Title:	Manager/Member

DKI GP, L.L.C.

	By:	/s/ Curtis Kayem
	Name:	Curtis Kayem
	Title:	Manager/Member

	By:	/s/ Curtis Kayem
	Name:	Curtis Kayem

Signature Page to Joint Filing Agreement